Exhibit 2.3

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2022, MultiMetaVerse Holdings Limited had the following securities registered under Section 12 of the Securities Exchange Act of 1934, as amended:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, no par value per share Warrants to purchase Class A ordinary shares	MMV MMVWW	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC

References herein to “we,” “us,” “our,” “MMV” and the “Company” refer to MultiMetaVerse Holdings Limited and not to any of its subsidiaries. The following description may not contain all of the information that is important to you, and we therefore refer you to our Amended and Restated Memorandum and Articles of Association (the “Articles”), a copy of which is filed with the Securities and Exchange Commission (“SEC”) as an exhibit to MMV’s annual report on Form 20-F for the year ended December 31, 2022 (“Annual Report”).

We are a BVI business company incorporated under the laws of the British Virgin Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and BVI Business Companies Act, 2004 (as amended), which we refer to as the “Companies Act” below, and the common law of the BVI.

We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Annex B to our registration statement on Form F-4 (File No. 333-267125) initially filed with the Securities and Exchange Commission on August 29, 2022, as amended, which are incorporated herein by reference. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a resolution of shareholders on January 3, 2023, which became effective upon the effective date of the Reincorporation Merger.

Our registered office is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands, the office of our registered agent Ogier Global (BVI) Limited. Our register of shareholders is maintained by Continental Stock Transfer & Trust Company.

MMV is authorized to issue a maximum of 111,000,000 shares with no par value, divided into three classes of shares, namely: (i) 100,000,000 MMV Class A ordinary shares with no par value, (ii) 10,000,000 MMV Class B ordinary Shares with no par value, and (iii) 1,000,000 MMV preferred shares with no par value. MMV’s ordinary shares are divided into MMV Class A ordinary shares and MMV Class B ordinary shares. Holders of MMV Class A ordinary shares and MMV Class B ordinary shares have identical rights in all respects. All of MMV’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. MMV may not issue share to bearer. MMV’s shareholders who are non-residents of the BVI may freely hold and transfer their ordinary shares.

The following are summaries of the material provisions of MMV’s Articles and the Companies Act insofar as they relate to the material terms of the Ordinary Shares.

Description of Ordinary Shares (Items 10.B.3, 10.B.4, 10.B.5, 10.B.6, 10.B.7, 10.B.8, 10.B.9 and 10.B.10 of Form 20-F)

Dividends. The holders of MMV’s ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, the value of MMV’s assets will exceed its liabilities and MMV will be able to pay its debts as and when they fall due. Holders of MMV Class A ordinary shares and MMV Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote, and all ordinary shares vote together as one class. Voting at any shareholder meeting is by show of hands unless a poll is demanded by the chairman.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote on resolutions of shareholders to be considered at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a BVI business company, MMV is not obliged by the Companies Act to call shareholders’ annual general meetings. MMV’s Memorandum and Articles of Association provide that MMV may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case MMV will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of MMV’s shareholders may be convened by any director or, upon a requisition of shareholders holding at the date of deposit of the requisition not less than 30 percent of the votes attaching to the issued and outstanding shares entitled to vote at general meetings in respect of the matter for which the meeting is requested, in which case the directors are obliged to convene such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, the Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) days is required for the convening of MMV’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

A resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting.

Transfer of Ordinary Shares. Subject to the restrictions in MMV’s Memorandum and Articles of Association as set out below, any of MMV’s shareholders may transfer all or any of his or her ordinary shares by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst MMV’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst MMV’s shareholders in proportion to the number of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to MMV for unpaid calls or otherwise. If MMV’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by MMV’s shareholders in proportion to the number of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of an MMV Class A ordinary share and a holder of an MMV Class B ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. MMV may issue shares on terms that such shares are subject to redemption, at MMV’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by the Board of Directors. MMV may also repurchase any of its shares provided that MMV may not purchase, redeem or otherwise acquire its own shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless MMV is permitted or required by the Companies Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

Variations of Rights of Shares. If at any time MMV’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not MMV is being wound-up, may be varied by a resolution passed at a meeting by the holders of more than fifty percent of the issued shares of that class that have voted (and are entitled to vote thereon) in relation to any such resolution, unless otherwise provided by the terms of issue of such class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Limitations on Ownership and Voting Rights of Securities. There are no limitations on the right of any person, including non-residents or foreign persons, to own, or exercise voting rights with respect to, our securities imposed by BVI law or by our Memorandum or Articles.

Anti-Takeover Provisions. Some provisions of MMV’s Memorandum and Articles of Association may discourage, delay or prevent a change of control of MMV or management that shareholders may consider favorable, including (i) provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders; and (ii) provisions providing that directors may not be removed by the shareholders except for cause.

Ownership Threshold. There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed publicly under the laws of the BVI or our Memorandum or Articles.

Inspection of Books and Records. Holders of MMV Ordinary Shares have no general right under BVI law to inspect or obtain copies of our list of shareholders or its corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Differences in Corporate Law

The company law of the BVI differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the company law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Protection for minority shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders. Corporate actions taken by majority and controlling shareholders that are unreasonable and materially detrimental to the interests of minority shareholders may be declared null and void. Minority shareholders may have less protection for their rights under BVI law than they would have under U.S. law.

Powers of directors

Unlike most U.S. jurisdictions, the directors of a BVI company, generally, subject in certain cases to a court’s approval but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any asset, property, part of the business, or securities of the company, with the exception that shareholder approval is required for the disposition of over 50% in value of the total assets of the company.

Conflict of interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he or she has an interest in a transaction which we are to enter into, he or she must disclose it to our Board. However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into us may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of us, or do any other thing in his capacity as a director, that relates to the transaction.

Written consent and cumulative voting

Similar to the laws of most U.S. jurisdictions, under the BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting. BVI law does not make a specific reference to cumulative voting, and there is no provision authorizing cumulative voting under our Amended and Restated M&A. Many U.S. jurisdictions permit cumulative voting.

Shareholder’s access to corporate records

A shareholder is entitled, on giving written notice to us, to inspect our (i) Amended and Restated M&A; (ii) register of members; (iii) register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which the shareholder is a member.

Our directors may, if they are satisfied that it would be contrary to our interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document. Our Board may also authorize a member to review our company account if requested.

Indemnification

Under BVI law and our Amended and Restated M&A, we may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings, any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

To be entitled to indemnification, these persons must have acted honestly and in good faith and in what he believes to be the best interest of our company, and they must have had no reasonable cause to believe their conduct was unlawful. Furthermore, such a person must be indemnified by us if he has been successful in the defense of any proceedings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable under the U.S. law.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the Act. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

Dissenter Rights

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation. A shareholder properly exercising his dissent rights is entitled to payment in cash of the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder or where the proposed action is authorised by written consent of shareholders without meeting. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, or from whom written objection was not required, except those shareholders who voted for, or consented in writing to, the proposed action. Such shareholders then have 20 days to give their written election in the form specified by the Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the expiration date of the period within which shareholders may give their notices of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Under BVI law, shareholders are not entitled to dissenters’ rights in relation to liquidation.

Shareholders’ suits

Similar to the laws of most U.S. jurisdictions, BVI law permits derivative actions against its directors. However, the circumstances under which such actions may be brought, and the procedures and defenses available may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company incorporated and/or existing in the United States.

The High Court of the BVI may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave, the High Court of the BVI must take into account (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the court is satisfied that (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

Issuance of Additional Shares. MMV’s Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

MMV’s Memorandum and Articles of Association also authorize its Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

MMV’s Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Description of MMV Warrants (Item 12.B of Form 20-F)

Set forth below is a description of MMV Warrants.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Amended and Restated Memorandum and Articles of Association attached as Exhibit 1.1 to this annual report on Form 20-F.

The MMV Warrants have the same terms as the MPAC Warrants. Each MMV Warrant entitles the holder thereof to purchase one MMV Class A Ordinary Share at a price of $11.50 per full share. MMV will not issue fractional shares. The MMV Warrants shall become exercisable on the later of 30 days after the competition of the Business Combination, and 12 months from the date of the IPO, and will expire five years after the consummation of the Business Combination.

MMV may redeem the outstanding MMV Warrants (excluding the private warrants that are part of the Private Units), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the MMV Warrants are exercisable,

●	upon a minimum of 30 days’ prior written notice of redemption,

●	if, and only if, the last sales price of MMV Class A Ordinary Shares equals or exceeds $18 per share for any 20 trading days within a 30 trading day period ending three trading days before MMV sends the notice of redemption, and

●	if, and only if, a registration statement under the Securities Act covering the MMV Class A ordinary shares issuable upon exercise of the MMV Warrants is effective and a current prospectus relating to those MMV Class A ordinary shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

If the foregoing conditions are satisfied and MMV issues a notice of redemption, each warrant holder can exercise his, her or its MMV Warrant prior to the scheduled redemption date. However, the price of the MMV Ordinary Shares may fall below the $18 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit MMV’s ability to complete the redemption.

If MMV calls the MMV Warrants for redemption as described above, MMV’s management will have the option to require all warrant holders that wish to exercise MMV Warrants to do so on a “cashless basis.” In such event, each warrant holder would pay the exercise price by surrendering the whole MMV Warrant for that number of MMV Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of MMV Class A Ordinary Shares underlying the MMV Warrants, multiplied by the difference between the exercise price of the MMV Warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the MMV Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders. Whether MMV will exercise its option to require all warrant holders to exercise their MMV Warrants on a “cashless basis” will depend on a variety of factors including the price of the MMV Class A Ordinary Shares at the time the MMV Warrants are called for redemption, MMV’s cash needs at such time and concerns regarding dilutive share issuances.